Exhibit 99.1

Company announcement — No. 41 / 2019

Total number of shares and voting rights in Zealand Pharma at November 30, 2019

Copenhagen, November 29, 2019 — Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, in accordance with Section 10 of the Danish Statutory Order on Issuers’ Disclosure Obligations, announces the total number of shares and voting rights in the Company at the end of a calendar month during which there have been changes to its share capital.

In Company announcement No. 39/2019, Zealand announced an increase in share capital relating to the exercise of employee warrants. Following this announcement, the table below lists the total number of shares and voting rights in Zealand up to and including November 30, 2019:

Date	Number of shares (nominal value of DKK 1 each)	Share capital (nominal value in DKK)	Number of voting rights
November 30, 2019	36,023,686	36,023,686	36,023,686

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00, investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Søborg), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.